April 1, 1997

United States Securities and Exchange Commission
Washington, D.C. 20549

Reference:	Western Pacific Airlines, Inc.
	File #33-97862

Part IV- Other Information

(3)	Western Pacific Airlines, Inc. (the Company) has a fiscal year end of
December 31. The Company reported a net loss of $3.0 million ($.27 per share) for the fourth quarter of 1995. For the fourth quarter of 1996, the Company reported a loss of $20.9 million ($1.57 per share), which included restructuring charges of $7.7 million, related to changes in senior management and discontinuation of certain software development projects. Additionally, the fourth quarter of 1996 was the first quarter that included consolidated results for the Company's investments in Mountain Air Express and Colorado Springs Car Rental, Inc. The Company's share of losses for the fourth quarter of 1996 that was attributable to these investments was $2.0 million.